For Immediate Release

Austral Pacific Operations Update

Wellington, New Zealand - November 2, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd., as operator of the Cheal oil field announced today that the Cheal-A3X production well located at the main Cheal “A” site has been temporarily shut-in due to mechanical problems. Preliminary investigation work has indicated that pressure and fluid loss was caused by a leak in the production casing.

The company has immediately instigated a review of remedial options for the well, and at this stage it is planned that a temporary solution will be in place by the second week of November, with the well brought back into production at a reduced flow rate at that time.

A plan for a permanent solution has been put in place and the Company is moving to secure the appropriate workover rig and personnel to implement this plan. It is expected to take approximately four weeks to assemble the equipment and complete the repair work. The Company expects to have final repairs completed and the well returned to full production by mid to late December, 2007.

Commenting on shut-in, Mr. Thompson Jewell, President and CEO said, “Everyone understands that mechanical problems of the sort we are experiencing are part of the business. However, I am very confident that our technical team will have the A3X well back in production with a minimum of downtime and lost production.”

The Company also wishes to announce that the planned tie in of the B1, B2 and B3 wells into the Cheal Production Station is progressing according to schedule. The wells, which are located at the satellite “B” site, were shut-in as part of the planned, phased installation of the permanent connections to the production facility. Despite extremely poor weather conditions, testing of critical equipment such as switchboards and control systems commenced ahead of plan and as a result the B wells are on schedule to be returned to full production via the Production Station by December 15, 2007.

Mr. Jewell said: “I am very happy with the progress of the tie-ins at the “B” site. With these wells tied in we will be moving closer to getting the field up to our planned long-term production rates. The project is a relatively complex operation, and has drawn upon our team’s skills in project planning, project management and project delivery, and I am pleased to say that we are on schedule.”

About Austral-Pacific

Austral Pacific is a listed independent oil and gas exploration and production company registered in Canada with corporate headquarters in Wellington, New Zealand. The Company has an interest in thirteen exploration and production permits totaling over 2.6 million acres in onshore New Zealand and Papua New Guinea. The

Company’s primary assets are the Cheal Field, Kahili Field and Cardiff Field located onshore in the highly prolific Taranaki Basin on the North Island of New Zealand. In Papua New Guinea, the Company has an interest in four onshore blocks.

Austral Pacific is listed on the New Zealand stock exchange (NZSX:APX), the Toronto Venture Exchange (TSX-V:APX) and on the American Stock Exchange (AMEX:AEN).

Web site: www.austral-pacific.com

New Zealand Contact:	North American Contact:
Dr. Chris McKeown	Brad Holmes
+64 (4) 495 0869	+1 (713) 304 6062
chrismck@austral-pacific.com	b_holmes@att.net

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.